May 27, 2025

Nathan Ring
Vice President and Chief Financial Officer
Knife River Corporation
1150 West Century Avenue
P.O. Box 5568
Bismarck, ND 58506-5568

       Re: Knife River Corporation
           Form 10-K for the fiscal year ended December 31, 2024
           Filed February 21, 2025
           File No. 001-41642
Dear Nathan Ring:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation